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VIA EDGAR SUBMISSION

October 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Dale Welcome
Claire Erlanger
Alex King
Geoffrey Kruczek

Re:	NWTN, Inc. Amendment No. 3 to Registration Statement Filed on Form F-4 Filed September 28, 2022 File No. 333-266322

Ladies and Gentlemen:

On behalf of NWTN, Inc. (the “Company”), we are publicly submitting concurrently herewith Amendment No. 3 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2022 (the “Amendment No. 3”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 11, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4 filed September 28, 2022

General

1. Please file the consent of Frost & Sullivan as an exhibit.

Response: In response to the Staff’s comment, the Company has filed Frost & Sullivan’s consent as Exhibit 23.6 of the Registration Statement.

2. The legal opinion you file should address each transaction you intend to register. Exhibit 5.1 currently does not appear to address the issuance of the warrants. Please file a revised opinion.

Response: In response to the Staff’s comment, the Company has revised Exhibit 5.1 of the Registration Statement. Additionally, since the Pubco Warrants will be governed by New York law, the Company has filed as Exhibit 5.2 an opinion of counsel to address the validity and enforceability of the Pubco Warrants to be issued.

3. We note the new disclosures regarding the engagement of China Renaissance as financial advisor. Please clarify how you complied with the requirements of Items 4(b) and 21(c) to Form F-4.

Response: The Company respectfully submits that it has complied with the requirements of Items 4(b) and 21(c) to Form F-4 as it has not received any report, opinion or appraisal materially relating to the Business Combination from China Renaissance nor has any such document been referred to in the Registration Statement. The Company had inadvertently omitted to disclose China Renaissance’s role as ICONIQ’s financial advisor in prior F-4 submissions. When the error was discovered, it was immediately rectified, and the Form F-4 was revised on September 28, 2022 to disclose China Renaissance’s engagement on page 129, and compensation to be paid to China Renaissance was recorded on pages 158-159 as part of estimated transaction expenses in the Company’s pro forma financial statements. The Company proposes to clarify the scope of China Renaissance’s services and related compensation by revising page 129 in the final prospectus for the Form F-4 as follows (proposed changes in bold and italics):

Engagement of China Renaissance as Financial Advisor to ICONIQ

China Renaissance was engaged by ICONIQ in February 2022 to act as a financial advisor in connection with the Business Combination and provided certain financial advisory services in support of the transaction, including but not limited to assisting ICONIQ in identifying potential acquirors, assisting ICONIQ in preparing marketing materials in connection with the potential merger and analyzing ICONIQ’s prospects for a transaction. China Renaissance was not engaged to provide a report, opinion or appraisal for ICONIQ’s proposed business combination with East Stone. As compensation for its services as financial advisor, China Renaissance will receive a fixed fee of $5,500,000 upon the consummation of the Business Combination. Additionally, until April 2024, China Renaissance is entitled to a right of first offer to serve as exclusive financial advisor, purchaser, placement agent or underwriter to ICONIQ for any future restructuring or financing transaction on terms customary to China Renaissance for similar transactions; provided that China Renaissance has not and will not receive any compensation in connection with the PIPE Investments.

If you have any questions regarding the foregoing or the Amendment No. 3, please contact our counsel, Jeffrey Cohen, at jeffrey.cohen@linklaters.com, or by telephone at (212) 903-9014, and Xiaoxi Lin, at xiaoxi.lin@linklaters.com, or by telephone at (852) 2901-5368.

Sincerely,

/s/ Brandon Dong
Brandon Dong SVP, Capital Markets

cc:	Jeffrey Cohen, Linklaters LLP

Xiaoxi Lin, Linklaters LLP

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